Exhibit 99.4

## Annual General Meeting of LightInTheBox Holding Co., Ltd.

**Date:** September 28, 2023

See Voting Instruction On Reverse Side.

**Please make your marks like this: ✕ Use pen only**

| Resolutions | For | Against | Abstain |
|---|---|---|---|
| 1. Proposal No. 1: to be resolved as a special resolution that the fourth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the fifth amended and restated memorandum and articles of association. | ☐ | ☐ | ☐ |
| 2. Proposal No. 2: to be resolved as an ordinary resolution that the re-election of Mr. Jian He as a director of the Company until his term of office due on March 31, 2025 is approved; | ☐ | ☐ | ☐ |
| 3. Proposal No. 3: to be resolved as an ordinary resolution that the re-election of Mr. Zhiping Qi as a director of the Company until his term of office due on March 31, 2025 is approved; | ☐ | ☐ | ☐ |
| 4. Proposal No. 4: to be resolved as an ordinary resolution that the re-election of Mr. Zhentao Wang as a director of the Company until his term of office due on March 31, 2025 is approved; | ☐ | ☐ | ☐ |
| 5. Proposal No. 5: to be resolved as an ordinary resolution that the re-election of Mr. Xiongping Yu as a director of the Company until his term of office due on March 31, 2025 is approved; | ☐ | ☐ | ☐ |
| 6. Proposal No. 6: to be resolved as an ordinary resolution that the re-election of Mr. Meng Lian as a director of the Company until his term of office due on March 31, 2025 is approved; | ☐ | ☐ | ☐ |
| 7. Proposal No. 7: to be resolved as an ordinary resolution that the re-election of Ms. Ge Yan as a director of the Company until her term of office due on March 31, 2025 is approved; | ☐ | ☐ | ☐ |
| 8. Proposal No. 8: to be resolved as an ordinary resolution that the re-election of Mr. Wei Yu as a director of the Company until his term of office due on March 31, 2025 is approved; | ☐ | ☐ | ☐ |
| 9. Proposal No. 9: to be resolved as an ordinary resolution that the re-election of Dr. Hanhua Wang as a director of the Company until his term of office due on March 31, 2025 is approved; | ☐ | ☐ | ☐ |
| 10. Proposal No. 10: to be resolved as an ordinary resolution that the re-election of Dr. Peng Wu as a director of the Company until his term of office due on March 31, 2025 is approved; | ☐ | ☐ | ☐ |
| 11. Proposal No. 11: to be resolved as an ordinary resolution that the re-election of Dr. Lei Deng as a director of the Company until his term of office due on March 31, 2025 is approved; | ☐ | ☐ | ☐ |
| 12. Proposal No 12: to be resolved as an ordinary resolution any one of the directors of the Company (the "Directors", each a "Director") to be authorised to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretions, thinks fit. | ☐ | ☐ | ☐ |

**Authorized Signatures - This section must be completed for your instructions to be executed.**

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

## Annual General Meeting of LightInTheBox Holding Co., Ltd. to be held on September 28, 2023 For Holders as of August 30, 2023

**MAIL**

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

**All votes must be received by 12:00 p.m. (Eastern Time) on September 22, 2023.**

**PROXY TABULATOR FOR**
LIGHTINTHEBOX HOLDING CO., LTD
P.O. BOX 8016
CARY, NC 27512-9903

**EVENT #**

**CLIENT #**

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# LightInTheBox Holding Co., Ltd.

## Instructions to The Bank of New York Mellon, as Depositary
## (Must be received prior to 12:00 p.m. (Eastern Time) on September 22, 2023)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of LightInTheBox Holding Co., Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on August 30, 2023 at the Annual General Meeting of Shareholders of LightInTheBox Holding Co., Ltd. to be held at 11th Floor, 1188 Financial Center, No.1188 Minsheng Road, Pudong New Area, Shanghai, People's Republic of China on September 28, 2023, at 8:00 p.m. (local time) in respect of the resolutions specified on the reverse.

**NOTE:**

1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

PROXY TABULATOR FOR
LIGHTINTHEBOX HOLDING CO., LTD
P.O. Box 8016
CARY, NC 27512-9903